United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Communication of transaction with related party

Rio de Janeiro, July 8, 2025 – Vale S.A. (“Vale” or “Company”), in accordance with Article 33, item XXXII, of CVM Resolution No. 80, dated March 29, 2022, announces the following transaction with a related party:

Related party’s name	VLI Multimodal S.A. (“VLI”)
Relationship with the issuer	Vale has a stake in VLI, and Mitsui & Co., Ltd is a common shareholder of Vale and VLI.
Transaction date	06/27/2025.
Object of the contract

This transaction aims to renegotiate the existing agreements between Vale and VLI for freight transportation on the Vitória-Minas Railroad (“EFVM”, acronym in Portuguese), based on the new regulatory framework for the railroad sector (ANTT Resolution No. 5,990/22). Under this framework, VLI is authorized, in its capacity as a Rail Cargo Transport Agent (“ATF-C”, acronym in Portuguese), to carry out cargo transportation independently from railway infrastructure exploitation through network sharing in the right-of-way. As a result, the operation of general cargo is transferred to VLI. In this sense, the renegotiation results in the replacement of the current contractual instruments[1].

A total of 14 agreements were signed to allow VLI to directly manage general cargo flows and ancillary services at EFVM. Vale will provide transportation services for general cargo in GDE gondola wagons and ancillary activities at EFVM.

Duration of the object of the contract	From 06/27/2025 to 06/30/2057
Issuer’s contractual position	Vale is the concessionaire of the railroad covered by the executed agreements, and its role across the 14 agreements , as applicable, includes: visited concessionaire under the Specific Operational Agreement (“COE”, acronym in Portuguese); service provider for railroad transportation; contracting party for switching services; lead consortium member in fueling consortium; grantor in the loan-for-use agreements of buildings and land areas; licensee under the yard usage agreement. In the contracts involving assets, Vale acts both as buyer and seller, as well as grantor and grantee in loan-for-use arrangements.
Amount involved in the transaction

The estimated value of the agreements is approximately R$ 25.3 billion, of which around R$ 25.2 billion represent credits in favor of Vale, and approximately R$ 80 million correspond to obligations assumed by the Company. The renegotiation will not result in any material financial impact on the Company because the annual disbursements are already accounted for in the existing agreements.

Once the new operational model is implemented, the estimated value of this transaction will replace the current revenues derived from providing railroad transport services on the EFVM. Upon completion of the operational transition period, expected by the end of the second half of 2026, the EFVM scope will be removed from the existing agreement, and operations will proceed in accordance with the terms of the new agreements.

Existing outstanding balance	None related to this transaction.

[1] As disclosed in the 2024 Reference Form, pages 373 and 374, the Company executed a related-party transaction with VLI Multimodal S.A. on August 9, 2013, amounting to R$ 52,379,768,593.64, of which R$ 42,718,673,865.52 refer to the EFVM operation. This agreement, which is included in the scope of the present renegotiation, will be partially replaced by the COE, the GDE Freight Transportation Agreement, and the Rail Yard Use Agreement, all of which relate to EFVM operations.

Main terms and conditions

The transaction will be implemented through the execution of 14 agreements between the parties, including:

  Memorandum of Understanding to establish general terms and conditions ensuring the effectiveness of all agreements executed between the parties within the scope of the transaction.
  Specific Operational Agreement (COE) to define technical, economic, and safety aspects of the sharing of EFVM by Vale with VLI, including the annual acquisition of capacity represented by circulation slots in the railway network and minimum annual compensation based on transport volume (take or pay). The agreement may be terminated by either party upon payment of a penalty, under terms customary for similar instruments, and without any indemnity, penalty, reimbursement of costs, lost profits, consequential damages, direct or indirect damages, or any form of compensation arising from, but not limited to: (i) non-renewal of the Ferrovia Centro Atlântica (“FCA”) concession for any reason; (ii) force majeure lasting more than 180 consecutive days; or (iii) cancellation, annulment, or any adverse effect on the ATF-C authorization not caused by VLI’s fault or willful misconduct.
  Rail Freight Transport and Related Services Agreement, under which Vale will provide services to VLI using GDE-type gondola wagons on EFVM. This includes the annual acquisition of capacity represented by the number of available wagons, as well as minimum annual compensation based on transport volume (take or pay). Either party may terminate the agreement upon payment of a penalty under terms customary for similar instruments and without any indemnity, penalty, reimbursement of costs, lost profits, consequential damages, direct or indirect damages, or any form of compensation arising from: (i) termination or expiration of the EFVM Concession Agreement; (ii) force majeure lasting more than 180 consecutive days; or (iii) revocation, annulment, or any other adverse effect on VLI’s qualification to operate as a Multimodal Transport Operator ("OTM", acronym in Portuguese), unless caused by VLI's fault or willful misconduct.
  Rail Yard Use Agreement, which grants Vale's authorization for non-exclusive access and use by VLI of specified yards for support activities. VLI will directly operate these yards, and compensation will be based on the actual volume handled at each yard, as well as a minimum annual compensation based on the transport volume (take-or-pay). Either party may terminate the agreement upon payment of a penalty under terms customary for similar instruments and without any indemnity, penalty, reimbursement of costs, lost profits, consequential damages, direct or indirect damages, or any form of compensation arising from: (i) termination or expiration of the COE for any reason and (ii) force majeure lasting more than 180 consecutive days.
  Asset Purchase and Sale Agreement – 1041 wagons and 43 locomotives to be sold by Vale to VLI, with payment in 33 annual installments adjusted by the IPCA (Brazilian inflation index). The quantity and, consequently, the transaction value may be subject to change following an inspection to assess the condition of the assets. Vale has the option to repurchase all or part of the assets at market value, as determined by a third-party appraisal company previously approved by Vale, if any of the following occurs: (i) the need to fulfill obligations under the EFVM Concession Agreement, particularly with regard to the continuity and adequacy of services for users who wish to contract directly with the concessionaire; (ii) termination of the COE with VLI at any time and for any reason; or (iii) a determination by the National Land Transport Agency (“ANTT”, acronym in Portuguese) or the Granting Authority at any time. If the COE is terminated due to non-renewal of the FCA concession for any reason, however, Vale is obligated to repurchase the assets necessary to ensure continued provision of general cargo services on EFVM unless otherwise agreed upon by the parties.
  Asset Purchase and Sale Agreement – 25 wagons to be sold by FCA, a railway concession held by VLI, to Vale, with a single payment due by December 2025.
  02 Fueling Consortium Agreements and 02 Related Internal Operational Rules Instruments, to enable locomotive refueling during the term of the COE. Parties will contribute to the consortium’s common expenses based primarily on their expected flow at each refueling point. Consortium members will independently procure fuel, lubricating oil, and other necessary supplies for their operations, vehicles, and equipment.
  Loan-for-Use Agreements for the sharing of 323 wagons owned or leased by FCA with Vale, and 343 wagons owned by Vale with FCA, in addition to buildings and areas owned by Vale in nine locations to support operations.
  Switching Services Agreement to be provided by VLI to Vale, ensuring operational synergies in certain rail yards, with minimum compensation (take or pay). Either party may terminate the agreement with at least 90 days’ prior notice. VLI will provide transitional support and personnel training for as long as necessary.

Detailed justification of the reasons why the issuer’s management considers that the transaction has met commuting conditions or provides for adequate compensatory payment

The transaction was executed due to regulatory changes that now permit third parties to be authorized for direct railroad freight operations on concessioned railroads. VLI obtained accreditation as an ATF-C from the ANTT. To enable VLI to directly operate freight transport on the EFVM, previously conducted by Vale, this transaction was submitted to the Administrative Council for Economic Defense (“CADE”, acronym in Portuguese), which approved it without restrictions. The transaction was also submitted to ANTT and complies fully with applicable agency regulations, including tariff caps where applicable.

Eventual participation of the counterparty, its partners, or administrators in the issuer's decision-making process regarding the transaction or negotiation of the transaction as representatives of the issuer, describing these interests

As part of the decision-making process, the transaction was carried out in compliance with the company's policy on related party transactions and conflict of interest ("Policy"). The transaction and the execution of its two main agreements — the COE and the Rail Freight Transport and Related Services Agreement — as well as the delegation of approval authority for the remaining instruments, were all submitted to the Board of Directors for review. In accordance with the Policy, conflicted members of the Board of Directors did not receive any documentation related to the transaction and did not participate in discussions within Vale’s governance bodies. Their abstention and absence during the discussion and resolution of this transaction were recorded in the meeting minutes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 7, 2025		Director of Investor Relations